9/27

07028140

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunderbird Resorts, Inc.

*CURRENT ADDRESS 12155 Dearborn Place
Poway, CA 92064

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 35733

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11/20/07

082-35233

Thunderbird resorts






Annual Report

2006

Thunderbird Resorts

Our mission is to be the most succesful recreational property developer and operator in each of our markets by offering customers dynamic, themed and integrated entertainment venues anchored by casinos to create genuine value for the community, our employees and shareholders.

12-31-06
AR/S

President's Report to Shareholders

Thunderbird Resorts, Inc. ("Thunderbird" or "the Company") is a leading international developer and operator of branded entertainment projects. Its projects include such venues as casinos, hotels, bars and restaurants, golf courses, health spas and convention facilities. Since its beginning in Guatemala in 1997, Thunderbird has grown through development of new properties, expansion of existing properties and acquisitions. Thunderbird is focused on being the most successful recreational property developer and operator in each of our markets by creating genuine value for the community, our employees and shareholders. We strive to achieve this mission by offering customers dynamic, themed and integrated resort venues anchored by casinos. During the period 1997 to 2005, Thunderbird's business model was to own and operate casinos in facilities leased from third parties. With greater experience and access to financial markets, we are now seeking to combine venues in larger projects developed and owned by the Company. A key goal is to encourage and motivate a corporate culture where the execution of these simple goals is the priority of the employees, as well as the Company.

Our financial systems offer country-level accounting with budget variance reporting at the property and country level, and daily revenue reporting for each of our 25+ operations. Digital surveillance, online slot security systems, online inventory control and cash management systems are but a few of our technology applications. The Company's Internal Control Standards are modeled on those required of Las Vegas casinos by the Nevada Gaming Commission. The Company will continue its efforts to always utilize the best technologies available to support its hospitality business.

We can boast the following achievements:

- 25 gaming operations divided among five countries: Panama, Nicaragua, Guatemala, Costa Rica and the Philippines.
- Collectively we offer our clients over 3,800 slot machines and 1,300 table positions.
- Thunderbird and its affiliated companies currently employ over 3,500 people and manage over US $125 million in gaming revenues.
- We have two resort projects under construction with a pipeline of over $185 million in new projects around the world. Included are new projects in Peru, Guatemala, Costa Rica, Philippines and Colombia.
- We own two large tracts of land with operating casinos and a hotel in the Philippines. Both are being expanded and furthered developed. The Company owns land in other countries which supports hotel and casino project development. Planning is underway on those projects.

As we have grown, our corporate mission has matured from being simply a casino owner-operator to a recreational real estate property developer and operator. The expertise of our personnel is keeping pace with that mission. We have over 40 engineers and architects who create the thematic venue designs and manage the construction of the projects. They are at the heart of creating high impact environments which are comparable to the best in the world.

Historically, the Company has focused its efforts on undeveloped entertainment and hospitality markets. These markets are well under served by high impact thematic entertainment venues. The strategy has been to be a first or early provider of new or the most innovative and thematic entertainment and leisure activities, so the Company can grow with these new markets and offer venues competitive with those anywhere in the world.

The Company reported the following financial results for year end 2006 and the 2006 fourth quarter:

- Record high revenues of $72.1 million, up 52% from revenues of $47.4 million for the year ended December 31, 2005.
- For the year 2006, the Company's Property EBITDA was approximately $15 million or $0.53 per diluted share as compared to $8 million or $0.28 per diluted share for 2005.

- On a GAAP basis, the full-year net loss was $(1.5) million compared to net loss of $(2.2) million in 2005, a 32% decrease. Diluted loss per share from continuing operations in 2006 were $(0.05), compared with diluted loss per share of $(0.08) in 2005.

At December 31, 2006, the Company had a working capital deficiency of $(7.4) million compared to working capital of $(8.8) million at the end of 2005. The working capital deficiency is partially a result of Thunderbird's dramatic growth during 2006 when annual revenues increased 52% compared to 2005 revenues. The balance sheet also reflects the effects of the project level financing model used by the Company. This model results in short repayment terms that create high current portions of loans payable. The Board of Directors is actively pursuing opportunities to improve the balance sheet through the issuance of new equity capital and the refinancing of certain existing debt agreements. The casino cash flows are currently adequate to allow the Company to meet its short term obligations. The Company believes that by continuing to generate strong property EBITDA results each quarter, and by paying down debt according to the existing terms, it will also strengthen its balance sheet, improve its working capital and eventually build cash reserves.

Management and our current board of directors are recommending that an additional member be added to the Company Board of Directors. It is recommended that Jose Raul Arias be elected as a new director. Jose Raul Arias is a Panamanian national and will better reflect the Company's international base of shareholders. Mr. Arias brings the Company broad business and investment knowledge and experience.

2006 to 2007 Highlights:

- ***In Panama,*** the Company's 50% interest produced 2006 fourth quarter revenues of $6.3 million and the revenues for the period January 1 to March 31, 2007 remained high at $6.2 million. Thunderbird has 6 casinos in the Republic of Panama. This mature market now has over $150 million in gaming revenue and Thunderbird has an estimated 30% market share.
    - **Properties:** Fiesta Casino El Panamá, Fiesta Casino Soloy, Fiesta Casino David, Fiesta Casino Colón, Fiesta Casino Chitré, Fiesta Casino Decámeron.
    - **Gaming Positions:** 1,424 slots and 523 table positions.
    - **New Developments**: There was an opening of a material expansion of the Company's landmark property (the Fiesta Casino-El Panama) in May, 2007 which should increase revenues and better serve our clients.
- ***In Costa Rica*** the Company's 50% interest generated 2006 fourth quarter revenues of $2.7 million and the revenues for the period January 1 to March 31, 2007 increased to $2.9 million. Revenue in the market exceeds $60 million and Thunderbird has an estimated 35% market share.
    - **Properties:** Fiesta Garden Court, Fiesta Presidente, Fiesta Heredia, Gran Casino, Lucky's San Carlos, Lucky's Guapiles, Lucky's Tournon and two slot routes with nation-wide distribution.
    - **Gaming Positions:** 1,131 slot machines and 220 table positions.
    - **New Developments:** Thunderbird broke ground on a $33 million 4-star hotel and spa, entertainment/convention center, casino, restaurants, commercial and residential unit project in February of 2007. The Company's 24 acre Tres Rios resort project in the suburbs of eastern San Jose has received all required permits and is on track for a fourth quarter 2008 opening. The property is located across from the highly successful Terramall project in eastern San Jose, an area that is underserved by hotels and entertainment products. The development will feature a resort hotel and spa, an event center and a "branded" casino. The Company opened a slot parlor in Perez Zeledon, a small city in the southern part of Costa Rica with 40 slot machines in March 2007 and plans to locate and open several more casinos and slot parlor locations in Costa Rica.
- ***In the Philippines,*** the Company's 2006 fourth quarter revenues were $6.6 million and the revenues for the period January 1 to March 31, 2007 increased to $6.7 million. Thunderbird opened the Fiesta Casino–Rizal (in Metro Manila), its first casino in Asia, in April 2005. We opened our second Fiesta Casino–Poro Point, in La Union Province, in April 2006. Both casinos form part of larger recreational real estate developments that are controlled by Thunderbird and are being developed as described under "New Developments" below.

- **Properties:** Thunderbird Resorts–Rizal (which hosts Fiesta Casino–Rizal) and Thunderbird Resorts–Poro Point (which hosts Fiesta Casino–Poro Point).
- **Gaming Positions:** 371 slots and 376 table positions.
- **New Developments:** Thunderbird Resorts–Rizal has in Phase One a Fiesta Casino, a 43-suite hotel, three restaurants, a meeting area, infinity pool, outdoor recreation areas, and is adjacent to a private 18-hole golf course. Thunderbird plans to initiate a Phase Two expansion late this year that will include an event center, spa, casino expansion and additional food and beverage areas. The Company is also preparing infrastructure for expansion of the hotel in 2008. Thunderbird Resorts-Poro Point has a Phase One Fiesta Casino and two restaurants. We are currently building Phase Two (projected completion in January 2008), which includes a 9-hole golf course, a 45 unit hotel, and additional food & beverage operations.

- ***In Guatemala,*** fourth quarter 2006 revenues were $1.2 million and $834 thousand for the period January 1 to March 31, 2007. The Company closed its operation at the Camino Real Hotel under a previous license in January 2007 based on economic and license reasons. The lost revenues are being replaced over a period of time and better operating results are expected. The Company expects that new projects will more than replace the Camino Real operation's revenues in the country as well as the EBITDA of the past. Thunderbird has three existing video lottery parlors in Guatemala. Thunderbird's new sublicense allows the Company to operate under an approved third party license. Thunderbird has operated in this market for eight years.
  - **Properties:** Intercontinental Hotel, Mazatenango and Coatepeque.
  - **Gaming Positions:** 435 slot machines.
  - **New Developments:** The Company has entered into a management contract at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The management contract structure has significantly lowered license fees and is expected to result in increased profits as new operations stabilize. Management is encouraged with the steady growth in revenue for the Company's other two Guatemala operations, the Fiesta Video Loteria at Coatepeque and at Mazetenango. The Company has negotiated a lease for approximately 1,500 sq. meters for the operation of a fourth entertainment facility to include video gaming, world class bar and restaurant.
- ***In Nicaragua,*** the Company generated strong 2006 fourth quarter revenues of $3.3 million and nearly $3.0 million for the period January 1 to February 28, 2007.
  - **Properties:** Three Pharaohs Casinos in Managua, one stand alone, and casinos in the Camino Real and Holiday Inn Hotels.
  - **Gaming Positions:** 436 machines and 182 table positions.
  - **New Developments**: The Company owns prime real estate adjacent to its leased casino on Carretera Masaya. We are planning to build a hotel, casino, and event center complex in the future. Design is underway. This project will change the standard for recreational projects of this type in Nicaragua.
- ***In Colombia***, the Company has entered into a letter of intent with the VICCA group (a successful operator of casinos and a slot machine business for more than 10 years) to pursue the formation of a new company ("Thunderbird de Colombia") in which Thunderbird will own a 53% equity ownership and VICCA will own a 47% equity interest. Thunderbird de Colombia will design and construct 3 gaming and entertainment facilities in 3 separate cities in Colombia. Rules and regulations have been put in place by the government to regulate gaming and make it as secure as possible. The Company is excited about the Colombia market.
- ***Table Trac***: The Company is working with the Table Trac System for its player tracking, cash club, and online cashless system, which it has already installed in Nicaragua. The system is also currently being installed in Guatemala and Costa Rica. The Table Trac system is a machine gaming system that monitors and collects data from all machine transactions. The cashless card component of the system not only tracks player activity but is also easily programmable to comply with applicable local law. The competitive advantage due to the marketing modules, cashless cards and online accounting will create a

distinct competitive edge in all markets. Thunderbird has worked closely with Table Trac systems for the past two years.

In Peru, the Company won its bid to acquire the Hoteles Las Americas chain of hotels. Hoteles Las Americas is one of the largest chains in Lima with its 6 hotel properties representing an aggregate of 650 rooms. The Company submitted a bid of USD$43.5 million for the acquisition of the 6 hotel facilities free and clear of all liens or encumbrances against the facilities. Peru is the 4th most populous (28 million) country in South America and is currently experiencing one of the healthier growing economies in South America. Peru has a GDP of $76.09 billion and a per capita GDP of $6,400. The total funding for the acquisition (including closing costs and costs for refurbishment) is approximately USD$60 million. The Company will form a subsidiary ("Thunderbird de Peru") to borrow a portion of the funds from senior lenders, secured by the hotel facilities. Other funding for the balance will be provided by the Company's private investors who have funded the Company's projects over the past several years. This private source of funding will be subordinate to the senior loan. These 6 hotels will provide the Company with an instant market share and a strong competitive footprint to build on. The Company has now risen to become a hospitality company with the addition of the Peruvian chain of hotels and the projects that are being developed in the Philippines and in Costa Rica. The addition of a complete hotel operation will significantly increase Thunderbird's asset base. Thunderbird de Peru, S.A. plans to remodel and upgrade all 6 of the hotels with significant improvements in its facilities estimated at approximately USD$10 million. Thunderbird is currently evaluating the viability of placing casino operations in 4 of the 6 hotels. The Company believes one of the locations offers facilities and parking to develop the premiere entertainment and casino property in the City of Lima.

We continue to benefit from strong operating cash flows (average EBITDAs exceed approximately 25%). They allow us to: (a) Add amenities that increase property trip frequency and average spending per visit; (b) Finance projects at better terms especially where we can mortgage land and improvements; and (c) provide more thematic environments enhancing our ability to create and sustain market leading properties.

In closing, Thunderbird's employees come from all over the globe. Our talent base is truly multilingual and multifaceted. The strength of this team is enabling Thunderbird to develop and manage larger and more complex entertainment venues. We will not deviate from our simple goal to become a little better every day executing our mission.

Additional information about Thunderbird is available on the web at www.thunderbirdresorts.com.

On behalf of the Board of Directors,

Jack R. Mitchell

Jack R. Mitchell
President and CEO

THUNDERBIRD RESORTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2006

Oliva, Sahmel & Goddard
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunderbird Resorts, Inc.

We have audited the consolidated balance sheets of Thunderbird Resorts, Inc. as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements, expressed in United States dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"OLIVA, SAHMEL & GODDARD"

San Diego, CA

Certified Public Accountants

April 27, 2007

4510 Executive Drive, Suite 113 – San Diego, CA 92121-3022 Telephone (858) 554-0800 Fax (858) 554-0865

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,353	$ 2,239
Accounts receivable (Note 14)	5,616	5,009
Prepaid expenses and supplies (Note 3)	2,122	2,675
Deposits (Note 3)	536	9,087
Current portion of amounts receivable	101	849
Total current assets	15,728	19,859
Restricted cash	3,179	2,019
Amounts receivable (Note 4)	67	108
Investments in and advances to equity investees (Note 5)	992	1,091
Property and equipment (Note 6)	43,374	28,717
Property available for sale (Note 6)	562	-
Other assets (Note 7)	3,832	4,316
Total assets	$ 67,734	$ 56,110

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
AS AT DECEMBER 31

	2006	2005
Continued...		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,878	$ 10,142
Income taxes payable	861	926
Current portion of capital lease obligations	367	135
Current portion of loans payable	10,997	17,425
Current portion of other payables	63	67
Total current liabilities	23,166	28,695
Capital lease obligations	365	147
Loans payable (Note 9)	35,256	19,420
Other payables (Note 10)	2,543	2,257
Future income taxes (Note 13)	901	805
Total liabilities	62,231	51,324
Non-controlling interest	2,830	923
Shareholders' equity		
Share capital (Note 11)	21,467	21,467
Contributed surplus (Note 11)	525	288
Deficit	(18,505)	(17,049)
Foreign exchange adjustment	(814)	(843)
Total shareholders' equity	2,673	3,863
Total liabilities and shareholders' equity	$ 67,734	$ 56,110

Nature of operations (Note 1)
Commitments and contingencies (Notes 1 and 15)
Subsequent events (Note 19)

On behalf of the Board:

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
REVENUE		
Gaming operations	$ 68,590	$ 45,435
Food and Beverage Sales	3,514	2,001
	72,104	47,436
COSTS AND EXPENSES		
Gaming operations	27,120	18,395
General and administrative	29,356	21,669
Project development	1,999	2,859
Depreciation and amortization	5,460	3,231
Financing costs	5,509	3,183
Equity gain in equity investees and write-down of equity investment (Note 5)	(141)	(142)
Loss (gain) on disposal of investments and other assets (Note 5 and 7)	1,464	(1,757)
	70,767	47,438
Income (loss) before income taxes	1,337	(2)
Income taxes (Note 13)		
Current	1,561	1,361
Future	748	421
	2,309	1,782
Loss from continuing operations before non-controlling interest	(972)	(1,784)
Non-controlling interest (Note 5)	484	393
Net loss for the year	$ (1,456)	$ (2,177)
Deficit, beginning of year	(17,049)	(14,872)
Deficit, end of year	$ (18,505)	$ (17,049)
Basic earnings per share (Note 12)		
Continuing operations	$ (0.06)	$ (0.09)
Diluted earnings per share (Note 12)		
Continuing operations	$ (0.05)	$ (0.08)

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) from continuing operations	$ (1,456)	$ (2,177)
Items not affecting cash:		
Depreciation and amortization	5,460	3,231
Equity gain in equity investments	(141)	(142)
Future income taxes	748	421
(Gain) loss on disposal of investments	1,464	(1,757)
Stock-based compensation	229	46
Non-controlling interest	484	393
Foreign Exchange	(607)	(147)
Changes in non-cash working capital items:		
Decrease in accounts receivable	(608)	(1,885)
Decrease in prepaid expenses and supplies	559	(1,354)
Increase (decrease) in accounts payable and accrued liabilities	663	(270)
Increase (decrease) in income taxes payable	(40)	153
Increase in accrued liabilities	(398)	6,355
Net cash provided by operating activities	6,357	2,867
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans receivable, net	790	(548)
Expenditures on capital assets, net	(19,947)	(18,659)
Proceeds on sale of equity investment	-	1,148
Investment in and advances to equity investees	(1,122)	697
Increase in restricted cash	(1,160)	(213)
Increase in other assets	-	(442)
Net cash used in investing activities	(21,439)	(18,017)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issuance of common shares	8	180
Loans payable	33,194	24,529
Funding of cash deposits	8,551	(9,087)
Net proceeds from minority interests	1,500	-
Repayment of loans and leases payable	(23,075)	(3,614)
Net cash provided by financing activities	20,178	12,008

- *continued* -

The accompanying notes are an integral part of these consolidated financial statements.

THUNDERBIRD RESORTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
YEAR ENDED DECEMBER 31

	2006	2005
Continued...		
Effect of foreign exchange on cash and cash equivalents	18	(386)
Change in cash and cash equivalents during the year	5,114	(3,528)
Cash and cash equivalents, beginning of year	2,239	5,767
Cash and cash equivalents, end of year	$ 7,353	$ 2,239
Supplemental disclosure with respect to cash flows:		
Interest paid	$ 5,129	$ 3,744
Income taxes paid	$ 2,265	$ 1,606

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS

Thunderbird Resorts, Inc.'s (the "Company") primary business activity is the provision of services to the gaming industry. The Company is, or has been involved in, the following business activities:

- Managing gaming operations under a Casino Administration and Operations contract dated January 29, 1998 in the Republic of Panama in which the Company also has a 50% interest. Properties managed are as follows;

Name	Location	Type
Fiesta Casino - El Panamá	Panama City, Panama	Casino
Fiesta Casino - Soloy	Soloy, Panama	Casino
Fiesta Casino - David	David, Panama	Casino
Fiesta Casino - Colón	Colón, Panama	Casino
Fiesta Casino - Chitré	Chitré, Panama	Casino
Fiesta Casino - Decámeron	Decámeron, Panama	Casino

- Managing a video lottery operation in Guatemala, on a revenue and net profit sharing basis, under a Service and Supply agreement which expired in February 2003. In March 2003, the Company entered into a new five year agreement whereby the Company receives 65% of the net wins, which is defined as total revenues less awards paid and taxes withheld from award winners, and incurs 100% of the operating costs. The agreement expires in March 2008. During the later part of 2006 and the beginning of 2007 the Company entered into a new management agreement for its new video lottery location that opened in February 2007, note 19 (b). The management contract structure has lowered the license fee and is expected to result in increased profits as new operations stabilize. Properties managed, as follows;

Name	Location	Type
Intercontinental Hotel	Guatemala City, Guatemala	Video Gaming Parlor
Mazatenango	Guatemala City, Guatemala	Video Gaming Parlor
Coateqeque	Guatemala City, Guatemala	Video Gaming Parlor

- Managing a gaming operation in Costa Rica, of which the Company retained a 50% interest in October 2003. Properties managed are as follows;

Name	Location	Type
Fiesta Garden Court	San Jose, Costa Rica	Casino
Fiesta Presidente	San Jose, Costa Rica	Casino
Fiesta Heredia	Heredia, Costa Rica	Casino
Gran Casino	San Jose, Costa Rica	Slot Parlor
Lucky's - San Carlos	San Carlos, Costa Rica	Slot Parlor
Lucky's - Guapiles	Guapiles, Costa Rica	Slot Parlor
Lucky's - Tournon	Tournon, Costa Rica	Slot Parlor
Slot Routes - 2 Nationwide	Costa Rica	Slot Route

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

1. NATURE OF OPERATIONS (Cont'd...)

- Managing gaming operations in Nicaragua through its majority owned subsidiary Buena Esperanza Limited, S.A. ("Buena"). In March 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited S.A. ("Hopewell"). The Company owned a 20.54% equity interest in the merged entity. In October 2004, the Company purchased an additional 32% of the common shares and now controls 52.6% of the operations, which has three casinos. Properties managed are as follows;

Name	Location	Type
Pharaohs Casino - Airport	Managua, Nicaragua	Casino
Pharaohs Casino - Camino Real	Managua, Nicaragua	Casino
Pharaohs Casino - Holiday Inn	Managua, Nicaragua	Casino

- Managing a casino and hotel in the Philippines, which opened in April 2005, in which the Company has a 60% interest (Note 9e). In conjunction with the terms of the agreement with its local partners, the Company also has a 40% equity interest in a property and development company. Additionally the Company manages another casino in the Philippines, which opened in April 2006, in which the Company has a 61% interest. Properties managed are as follows;

Name	Location	Type
Fiesta Casino - Rizal	Manila, Philippines	Casino
Fiesta Casino - Poro Point	La Union, Philippines	Casino

- Managed operations at three skill game locations in Mexico in which the Company had an equity interest. During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company had an equity interest, alleging the operations are in violation of the law. The Company has filed a $100 million claim under section 11 of the North American Free Trade Agreement ("NAFTA") subsequent to exhausting all other avenues for an equitable settlement with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

The Company actively evaluates new opportunities presented or identified from time to time in the gaming industry. The relative importance of each business is based on the revenues generated from each segment.

1. NATURE OF OPERATIONS (Cont'd...)

The Company's shareholders voted nearly unanimously in favor of continuing the Company's charter from the Yukon, Canada to the British Virgin Islands. The Company formally continued its corporate charter into the BVI effective October 6, 2006 and filed "discontinuation documents" with the Yukon Registrar. As disclosed in the Company's "Special Meeting Circular", Thunderbird does not carry on business nor have any material assets in Canada and does not plan to commence business operations in Canada in the future. Since 1997, Thunderbird has developed 23 branded casino and video lottery projects outside of Canada. The Company continues its focus on international development plans. It believes that the greatest opportunity to increase the Company value occurs in "developing markets". The Company has created a development team based in Manila, Philippines that is working on opportunities in the Southeastern and Central Asian region, where negotiations on certain projects are underway. The Company has expanded its development strategy to include hotels and recreational amenities in many of its new projects. This strategy should create a significant asset base over time.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and, on a proportionate basis, the accounts of its joint ventures. Significant inter-company balances and transactions with subsidiaries and the Company's proportionate share of inter-company balances and transactions with joint ventures are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of accounts and amounts receivable, investments, property and equipment and other assets, the amortization rates of capital assets and other assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have original maturities of three months or less.

Accounts and amounts receivable

Accounts and amounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes receivables due from the Company's non-eliminated interests in its Panama and Costa Rica joint venture. Amounts receivable primarily consists of notes receivable from various parties as described in Note 4. The Company estimates allowances on amounts receivable when there are indications that an impairment exists, at which point the amounts will be written down to their collectible values.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Restricted cash

Restricted cash includes the Company's portion of the casino's bankroll and hopper loads in the Republic of Panama, Nicaragua, Costa Rica, Guatemala, and the Philippines.

Investments in and advances to equity investees

The investments in and advances to equity investees are accounted for using the equity method. Under the equity method, the original cost of the investee is adjusted for the Company's share of post-acquisition earnings or losses and is reduced for dividends received.

Property and equipment

Property and equipment are recorded at cost. Amortization of property and equipment is provided on a straight-line basis over their estimated useful lives as follows:

Building	30 years
Furniture, fixtures and equipment	3 – 5 years
Gaming operations equipment	3 – 5 years
Leasehold improvements	Over the lease term
Machinery and equipment	3 years
Vehicles	3 – 5 years

Property available for sale

Property available for sale is presented at the lesser value, of cost or market. The Company classifies in this category such properties which have been acquired with the purpose of being sold in the short-term, or those properties originally part of the property and equipment that the Company intends to sell.

Other assets

Other assets include the Company's proportion of the fee for the right to operate casinos and slot machines in the Republic of Panama and the Philippines, the Company's proportionate share of Panama's severance fund and deferred financing charges on long term-debt. The Company's proportion of the fee to operate in Panama has been capitalized as license rights and is being amortized on a straight-line basis over 20 years, being the term of the operating rights. Philippines will be amortized over 39 months, being the initial term of the operating license. The deferred financing charges are amortized over the term of the related debt.

The Company's acquisition of control in Nicaragua produced goodwill, which is included under this category. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is tested for impairment annually with the excess of the carrying value amount over the fair value of goodwill, if any, charged to operations in the period the impairment occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Additionally, subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Revenue recognition

The Company recognizes as gaming revenues the net win from gaming activities which is the difference between coins and currencies deposited into the machines and payments to customers and, for other games, the difference between gaming wins and losses.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Project development and pre-opening costs

Project development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Pre-opening costs for new projects that are not recoverable from third parties are expensed as incurred.

Reporting currency and foreign currency translation

The temporal method is used to translate the financial statements of fully integrated operations. Under this method monetary assets and liabilities have been translated at the year end rate. Non-monetary assets and liabilities are translated using historical exchange rates and revenues and expenses are translated at average rates for the period with any resulting gain or loss charged to operations.

The current rate method is used to translate the financial statements of self sustaining foreign operations. Under the current rate method, assets and liabilities are translated at exchange rates in effect at the balance sheet date and items in the statement of operations are translated at weighted average rates. Exchange gains and losses arising from the translation of the financial statements are deferred and included in the foreign exchange adjustment account in shareholders' equity until there has been a realized reduction in the net investment. The foreign exchange adjustment account relates mainly to the Company's Guatemalan, Costa Rican, Philippine and Nicaraguan operations.

An exception to the use of the current rate method for translating the financial statements of self sustaining foreign operations may occur when the economic environment of the foreign operation is highly inflationary. In such events, the temporal method is used to translate the financial statements of the foreign operation. However, no such circumstances existed as at December 31, 2006 and 2005.

Earnings per share

Basic earnings per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in the current year.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Changes in accounting policies

In June 2005, the Canadian Institute of Chartered Accountants ("CICA") issue Section 3831, "Non-monetary Transactions", which introduces new requirements for non-monetary transaction initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transaction initiated after January 1, 2006, did not have an impact on the consolidated financial statements of the Company for the year ended December 31, 2006

In January 2005, the CICA issued three new accounting standards related to financial instruments: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", and Section 1530, "Comprehensive Income". These new standards are effective for fiscal years beginning on or after October 1, 2006. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, and also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes, by specifying how hedge accounting is applied and the required disclosures. It also defines a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation and provides guidance on how to account for each. In addition, it requires that any ineffectiveness in hedging relationship be recorded immediately in income. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, which may include the impact of certain statement of comprehensive income with the same prominence as other statements that constitute a complete set of financial statements. The Company is still assessing the implications of these new standards and has not yet determined the impact of the implementation of these standards on its 2007 consolidated financial statements.

In July 2006, the Emerging Issues Committee of the CICA issued Abstract EIC-162, "Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date", which requires compensation costs to be recognized over the period from the grant date to the date the employee becomes eligible to retire. The implementation of EIC-162, on a retroactive basis from January 1, 2006, did not have an impact on the consolidated financial statements of the Company for the year ended December 31, 2006.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

3. PREPAID EXPENSES, DEPOSITS AND SUPPLIES

	2006	2005
Deposits	$ 536	$ 9,087
Parts and Supplies	994	1,040
Prepaid expenses	1,128	1,635
	$ 2,658	$ 11,762

Deposits

The Company was actively pursuing development opportunities within Chile and identified six possible locations where it could establish integrated hotel-casino-tourism operations that would be held in individual operating companies. These companies were required to bid for casino licenses in their respective markets. A major requirement of these bids was to secure performance bonds equivalent to 5% of the total investment, pursuant to the Chile Casino Law. Included within the prepaid expenses and deposits for 2005 are performance bonds issued in the amount of $9,087,000 to the Chilean Gaming Regulators, which guaranteed the Company would fulfill its investment commitments within two years from the bid award for the casino facilities and within three years for other proposed businesses (i.e. hotels). For operating companies that offer losing bids, bonds would be released within 30 days of notification. For operating companies that won bids, bank bonds will need to be renewed until investment commitments were fulfilled. The Company was engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court ruled against the Company during the second quarter of 2006. All of the bonds were released and corresponding deposits were refunded in third quarter of 2006 except for $536 thousand. The remaining $536 thousand in bonds were released December 31, 2006 and the deposits securing the bonds were released in January 2007.

The Company entered into an agreement with three banks, Multi Credit Bank of Panama, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for and issuance of the performance bonds. (Note 9c). The debt instruments with private investors and bank notes used to secure the funds for the deposits have also been released proportionately with the release of the bonds.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

4. AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2006	2005
The Fantasy Group S.A.	$ 89	$ 130
New Tides CV	-	740
Hopland Band of Pomo Indians	-	49
Other	79	38
	168	957
Current portion of amounts receivable	(101)	(849)
	$ 67	$ 108

a) The Fantasy Group, S.A.

The Company has an unsecured promissory note dated June 4, 2003, with 48 monthly payments of principal and interest of $5,200, beginning March 2004. The president and principal of The Fantasy Group, S.A. were coordinating the Company's efforts to establish its operations in Chile.

b) New Tides CV

The Company completed the sale of its 32% equity interest in the Fiesta Casino operation located in Venezuela for two million dollars to be paid one million dollars in cash and one million dollars pursuant to a promissory note. The note had an interest rate of 14% with 24 monthly payments of $48,000 beginning September 15, 2005 and maturing on August 15, 2007. The Company received $148,000 in principal payments on this note as of December 31, 2005 and discounted the remaining principal of $852,000 to $740,000 as consideration for early payment of the note, which was received in January 2006.

c) Hopland Band of Pomo Indians

The Company previously entered into various agreements for the financing, design and construction of a gaming facility on the Hopland Indian Reservation ("Hopland") which included a one-half interest in a Gaming Hardware Lease Agreement (the "Lease"). Pursuant to a settlement agreement dated May 31, 2002, Hopland agreed to pay the Company $750,000 in satisfaction of all obligations owing under the Lease and accordingly, the Company recorded a recovery of $750,000. The amount receivable from Hopland bears interest at 12% per annum and is repayable in monthly installments of $24,900. The amount outstanding as of December 31, 2005 was received in May 2006.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company managed operations at one gaming operation in Venezuela (Note 5b), and managed operations in various skill game locations in Mexico (Note 5a). The Company has an equity interest in a property and development company in the Philippines (Note 5c). The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:

	2006				2005				
	Philippines	Mexico	Other	Total	Philippines	Mexico	Venezuela	Other	Total
Investment and advances	$ 703	$ 1,813	$ 289	$ 2,805	$ 829	$ 1,743	$ (229)	$ 118	$ 2,461
Gain (loss / write down) of equity investment	-	(1,813)	-	(1,813)	-	(1,743)	373	-	(1,370)
	$ 703	$ -	$ 289	$ 992	$ 829	$ -	$ 144	$ 118	$ 1,091

The Company is entitled to recover the advances that funded certain pre-opening costs from the first available cash flows of the operations. The advances are non-interest bearing.

The equity losses of the Company's investees include pre-opening costs which are expensed by the investees in the year the costs are incurred.

The non-controlling interest of $484,000 for 2006 is related to the Company's Nicaraguan operation and a subsidiary within the Costa Rican operations, $449,000 and $35,000 respectively. The non-controlling interest of $393,000 in 2005 was related exclusively to the Company's Nicaraguan operation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

5. INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES (cont'd...)

a) In Mexico, as at December 31, 2006 and 2005, the Company had a 37% equity interest in the operation located in Matamoros, a 33% equity interest in the operation located in Nuevo Laredo, and a 40% equity interest in the operation located in Reynosa, which was opened during 2001.

As described in Note 1, during the year ended December 31, 2001, the Mexican government closed the three skill game facilities in Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. Although the Company has filed a $100 million NAFTA claim against the Mexican government in relation to the closure of the Mexican operations, at December 31, 2001, the Company had written-down its investment in Mexico to $Nil due to the uncertainty of being able to recover its investment. Additional advances have been made through the year ended December 31, 2005 in proportion to the Company's equity interest in order to fund the legal dispute with the Mexican government. A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

b) The Company had a 31.5% (2004 – 29%) equity interest in the Venezuelan operation. During the year ended December 31, 2001, this interest was transferred, through a series of transactions, to a subsidiary in which a third party holds a non-controlling interest. During the year ended December 31, 2001, a portion of the Company's advances to the Venezuelan operation was capitalized to equity, thereby increasing the cost of its investment. During the year ended December 31, 2002, the subsidiary was re-structured to remove the third party minority interest and the Company recorded an impairment charge of $149,000 to reduce the balance of the investment and advances to the estimated net realizable value. During the year ended December 31, 2003, the subsidiary was restructured to add another shareholder, thereby decreasing the Company's equity interest. Effective January 1, 2005, the Company is receiving monthly repayment of its advances. On August 11, 2005 the Company's equity interest was sold and only advances have remained outstanding for which the Company is continuing to receive a monthly repayment. The remaining advances have been re-classed to an account receivable in 2006 as the remainder will be received during 2007.

c) The Company has a 40% equity interest in a Philippine entity that will be used to further develop the operations of the casino and hotel in Manila. The amounts advanced in 2006 and 2005 were used by the entity for development, per the terms of the agreement with the Company's Philippine partners. Advances made by the Company will be repaid as cash flow allows.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

6. PROPERTY AND EQUIPMENT

	2006			2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Gaming operations equipment	$ 20,217	$ 7,977	$ 12,240	$ 12,388	$ 5,415	$ 6,973
Leasehold improvements	24,572	3,246	21,326	17,785	2,160	15,625
Machinery and equipment	6,861	3,462	3,399	2,581	1,212	1,369
Furniture, fixtures and equipment	3,470	934	2,536	4,755	1,846	2,909
Building	597	55	542	1,086	132	954
Land	2,789	-	2,789	690	-	690
Vehicles	748	206	542	344	147	197
	$ 59,254	$ 15,880	$ 43,374	$ 39,629	$ 10,912	$ 28,717

Building and land are net of property available for sale of $387,000 and $175,000, respectively for the period ended December 31, 2006.

7. OTHER ASSETS

	2006	2005
Panama gaming license, net of amortization of $777,000 (2005 - $688,000)	$ 998	$ 1,087
Philippines gaming license, net of amortization of $251,000 (2005 - $93,000)	299	457
Goodwill on Nicaragua investment (Note 8)	1,306	1,306
Deferred finance charges	155	246
Panama severance fund	620	345
Other	454	875
	$ 3,832	$ 4,316

During the year ended December 31, 2006, the Company reserved $1,404,303 for other assets associated with its development in Chile. The reserve was created as a result of the Chilean Supreme Court's decision upholding the Chilean gaming authority's decision to exclude the Company from participating in the bid process in Chile. (Note 15j)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

8. PURCHASES AND ACQUISITIONS

In October 2004, the Company acquired control of its Nicaraguan investment by purchasing an additional 32% of the issued and outstanding shares of Buena, for total current ownership of 52.6%. The purchase price for the additional shares was approximately $1.6 million in cash. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.

The purchase price was allocated as follows:

Cash and cash equivalents	$	431
Accounts receivable and other assets		198
Property, plant and equipment		3,022
Accounts payable and accrued liabilities		(936)
Loans payable		(936)
Minority interest *(1)*		(1,479)
Goodwill		1,306
Consideration paid	$	1,606

(1) Included in the minority interest amount is the 26% represented by the Company's majority-owned subsidiary, Panama BVI 1. The minority interest associated with the 26% is eliminated at consolidation.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE

Loans payable consist of the following:

		2006		2005
The Company and wholly owned subsidiaries:				
13% loan payable due in monthly installments of principal only of $10,000, maturing December 2007 and secured by a certain lease of gaming machines (Note 9a).	$	130	$	240
Mortgage and remodel loan due in monthly principal installments of $3,333 plus interest at the Bank of Panama prime rate plus 0.5%, maturing October 2013. The loan is secured by a fidelity bond from the Company and the Panama operation and 50% of the real estate purchased with the loan.		361		390
14% (18% upon the occurrence of an event of default) term loan due in monthly payments of principal and interest of $105,057, maturing June 2007 (Note 9b).		606		1,698
Term loan with semiannual principal payments due of $215,799 and quarterly interest payments due at Bank of Panama prime plus 4.5%, maturing October 2009 and secured by the shares of Buena Esperanza.		1,295		1,726
14% term loan, (20% upon the occurrence of an event of default) interest paid quarterly plus $4,500 per quarter in administration fees, principal due upon maturity on July 31, 2006		214		1,500
5% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, secured by cash deposited in term deposit account with bank, and shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).		-		-
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).		321		2,250
9% term loan, interest paid monthly, principal is due upon maturity, which is November 30th, 2006, proceeds from loan are deposited in term deposit account with bank, and secured by shares of Thunderbird Chile Holdings and Thunderbird Chile S.A. (Note 9c).		-		4,501

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
8% note payable, principal and interest paid over 84 months (Note 9f).	1,281	1,150
14% note payable (18% upon default) due in monthly payments of $23,328 maturing August 31, 2010 (Note 9b).	796	850
8.25% note payable due in monthly installments of $6,221 including interest maturing December 9, 2007.	156	159
14% term loan due in monthly payments, interest only for the first twelve months, then principal and interest of $163,959, maturing May 2011 and secured by the shares of Thunderbird Panama. Principal due as of December 31, 2006 is net of debt issuance costs of $113,000. (Note 9j).	5,887	-
12% note payable due in quarterly payments, interest only for the first four quarters, then principal and interest of $502,311, secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs totalling $203,000.	4,797	-
13% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $33,792, maturing December 2010. (Note 9b).	1,000	-
13% note payable, interest only for the first twelve months, then due in monthly payments of principal and interest of $39,222, maturing June 2010.	1,000	-
14% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $20,582, maturing April 2010 (Note 9b).	600	-
Re-model loan due in monthly principal installments of $1,667 plus interest at the Bank of Panama prime rate plus 0.75%, maturing July 2011. The loan is secured by a fidelity bond from the Company and the Panama operation and 50% of the real estate purchased with the loan.	91	-
14% note payable (18% upon default), interest only for the first twelve months, then due in monthly payments of principal and interest of $12,006, maturing April 2010 (Note 9b).	350	-
14% note payable due in monthly installments of $37,595 including interest, maturing May 2010.	1,100	-

- *continued* -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2006	2005
10% note payable due in monthly payments of $22,502, maturing February 2010 secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs of $10,000.	719	-
10% note payable due in monthly payments of $15,306, maturing January 2010 secured by equipment purchased at the operational level and a corporate guarantee. Principal due as of December 31, 2006 is net of debt issuance costs of $6,000.	479	-
12% note payable due in monthly payments of $3,296, maturing March 15, 2007, secured by the revenues of the Company's Guatemala operation.	35	-
Panama:		
Commercial loan with Banco Bilbao Vizcaya Argentaria (Panama), S.A. Principal $1,800,000 with interest rates 8.75% - 10%, maturing January 2007 – September 2013.	902	1,294
Commercial loan with Banco Atlantico (Panama), S.A., Principal $175,000, with an interest rate of 7.5% plus FECI, maturing December 2008	327	128
Commercial loan with Banistmo, S.A., Principal $182,135 with an interest rate of Prime rate plus 1.75%, maturing November 2008	127	176
Commercial loan with Cooperativa de Ahorro y Credito Colfi, R.L., Principal $750,000 with an interest rate 14% maturing January 2010.	614	750
Commercial loan with Hemisphere Bank, Principal $282,193 with an interest rate of 7.25% maturing January – August 2007.	234	127
Commercial loan with AGM Holding Corporation, Principal $50,000 with an interest rate of 10%, maturing October 2009.	38	49
Commercial loan with Mezzogramo, S.A., Principal $250,000 with an interest rate of 9%, maturing April 2006.	-	250
Commercial loan with Atronics Americas LLC, Principal $61,960 with an interest rate of 8%, maturing January 2005.	-	-

- *continued* -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Panama: (cont'd...)		
Commercial loan with International Gaming Technology, Principal $602,589 with interest rates between 8% and 10%, maturing December 2005 to July 2007.	49	186
Commercial loan with WMS Gaming, Principal $324,423 with interest rates between 6.75% and 7.5%, maturing February 2006 to July 2007.	-	46
Mortgage Bond with Banco Bilbao Vizcaya Argentaria (Panama), S.A., Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	261	417
Mortgage Bond with Banco Continental, S.A. Principal $644,321 with an interest rate of prime plus 3%, maturing July 2007 to July 2014.	261	417
Credit line with Primer Banco del Istmo S.A. Principal outstanding $326,276, with an interest rate of prime plus 1.75%, maturing February 2006.	262	326
Commercial loan with Primer Banco del Ismo, S.A. Principal $722,019, with an interest rate or prime plus 1.5%, maturing in 2009, secured by gaming machines.	681	-
Commercial loan with Towerbank, Int'l, Inc. Principal $450,000 with an interest rate of LIBOR plus 3%, maturing in 2007 to 2012, secured by land and buildings.	229	-
Commercial loan with Banco Bilbao Vizcaya Argentaría (Panama), S.A. Principal $842,500 with interest rates prime plus 1%, maturing 2007 – 2010.	774	-
Note payable with Ambar Financial, Inc. Principal $13,810 with an interest rate of 12% maturing April 2006 (Note 15).	-	3
Note payable with Ancar Holdings, Corp., Principal $50,030 with an interest rate of 14%, maturing November 2009 (Note 15).	38	48
Note payable with Argona Financial, Principal of $13,810 with an interest rate of 12%, maturing April 2006 (Note 15).	-	3
Note payable with Atlantic Sales Co. Ltd., Principal $200,120 with an interest rate of 14%, maturing December 2009 (Note 15).	160	200

- *continued* -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Panama: (cont'd...)		
Notes payable with Calimar Valle, S.A., Principal $55,519 with an interest rate of 12% and 14%, maturing April 2006 and November 2009 (Note 15).	38	49
Notes payable with Corporate & Financial Services, Principal $211,182 with interest rates of 12% and 14%, maturing April 2006 and March 2010 (Note 15).	170	202
Note payable to Ivan Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	21	25
Note payable to Ivan Jurado Tribaldos, Principal $50,030 with an interest rate of 14%, maturing February 2010 (Note 15).	164	50
Note payable to Jorge Jurado Abadia, Principal $28,015 with an interest rate of 14%, maturing February 2010 (Note 15).	21	25
Note payable to Servicios Electricios, S.A., Principal $55,519 with interest rates of 12% and 14%, maturing April 2006 and February 2010 (Note 15).	41	51
Note payable to Universal Marketing Group, Ltd., Principal $749,640 with interest rates of 12% to 14%, maturing November 2009 (Note 15).	583	738
Costa Rica:		
16% note payable due in monthly installments of $82,382 including interest, maturing July 2008 (Note 9d).	-	1,877
9% note payable due in monthly installments of $11,925 including interest, maturing July 2007.	81	213
14% note payable due in monthly installments of $11,962 including interest, maturing October 2008 (Note 9g).	442	684
14% note payable due in monthly installments of $23,925 including interest, maturing October 2008 (Note 9h).	1,263	350
12% note payable due in monthly installments of $8,326 including interest plus $.38 per day per machine up to 166 machines, maturing October 2010. (Note 9b).	170	250

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd…)

	2006	2005
Costa Rica (cont'd):		
10% note payable due in monthly payments of $16,887, maturing April 2010, secured by equipment purchased at the operational level and a corporate guarantee	762	-
Note Payable to Multicredit Bank, Inc. Principal $1,632,000 within an interest rate of prime plus 1.75%, maturing January 2011, secured by the Company's shares in the following Costa Rican entities; Thunderbird Gran Entretenimiento, S.A., Inmobiliaria Piedra Dorada, S.A. and Casino El Cacique.	1,632	-
Philippines:		
14% note payable due in monthly installments of $102,517 including interest, maturing December 2008 (Note 9b and 9d).	-	4,000
14% note payable due in monthly installments of $73,994 including interest, maturing December 2008 (Note 9d).	2,431	3,384
14% note payable due in monthly installments of $120,399 including interest, maturing August 2010 (Note 9i).	3,447	3,450
12% note payable due in monthly installments of $43,913 including interest, maturing August 2009, secured by equipment. Principal due as of December 31, 2006 is net of debt issuance costs of $60,000.	1,138	1,500
10% note payable due in monthly payments of $21,981, maturing February 2010, secured by equipment purchased at the operational level and a corporate guarantee. Principal balance as of December 31, 2006 is net of debt issuance costs of $25,000.	687	-
14% note payable due in monthly installments of $29,905 including interest, maturing February 2010. Principal balance as of December 31, 2006 is net of debt issuance costs of $35,000.	840	-
14% note payable due in monthly installments of $92,802 including interest, maturing September 2010. Principal due as of December 31, 2006 is net of debt issuance costs of $92,000.	2,508	-

- continued -

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

	2006	2005
Nicaragua:		
9.5%, 10.5% and 13.25% notes payable due in monthly installments of $15,910, $5,979, $6,715, and $17,065 including interest, maturing March 2008, September 2014, May 2010, and March 2006, respectively and secured by local property.	-	811
10% to 10.25% note payable due in monthly instalments of $15,910 including interest, maturing November 2013 and secured by local property and a Company guarantee.	528	-
10% note payable due in monthly instalments of $28,693 including interest, maturing September 2014 and secured by local land and a Company guarantee. Principal due as of December 31, 2006 is net of debt issuance cost of $41,000.	2,130	-
9.95% to 10.1% note payable due in monthly instalments of $16,998 including interest, maturing May 2011 and secured by a Company guarantee.	765	-
9.5% note payable due in monthly installments of $9,601 including interest, maturing January 2009 and secured by local property. (Note 15).	216	302
	46,253	36,845
Current portion of loans payable	(10,997)	(17,425)
	$ 35,256	$ 19,420

Unless specifically noted in the stated terms, all loans identified above are unsecured.

a) 13% loan:

During the year ended December 31, 2000, the Company renegotiated the terms of a loan on which it was in arrears in payments and in default. The loan was replaced by the 13% interest rate loan amortized over 26 months with monthly payments of principal and interest of $33,000. During the year ended December 31, 2001, the Company was again in arrears and in default and renegotiated the terms of the loan. The loan amortization period was extended to 48 months with monthly payments of principal and interest of $21,270. During the period subsequent to the renegotiation and as at December 31, 2001, the Company was in violation of certain covenants specified under the terms of the loan. The Company obtained a waiver from the lender as of December 31, 2001 through January 1, 2004 and therefore, has classified the short-term and long-term portions of the loan in accordance with the renegotiated terms. During the year ended December 31, 2002, the Company renegotiated the terms to $10,000 per month for 73 months, without interest (13% payable upon default). During the year ended December 31, 2004, pursuant to the terms of the renegotiated agreement, the Company committed to increasing to $20,000 the monthly payment for July 2004 through April 2005. The ten months of increased payments reduces the maturity date to December 2007.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

b) 14% term loan:

During the year ended December 31, 2004, the Company entered into agreement to replace its 14% term loan (Note 11) with a new term loan and new lender. Effective September 2004, the Company entered into a contract facility with a capacity of $6.9 million secured by the Company's 50% interest in the Panama operations. The facility called for $2.9 million to replace the existing loan and an additional $4 million to be used as a source of funding the Company's development efforts. As of December 31, 2004, the lender funded development efforts in Costa Rica for $1 million (Note 9d) and the Philippines for $3 million (Note 9e) at the prevailing terms associated with the respective project. Repayment of the development loans are the same as the terms for all investors associated with the specific project.

In August 2005 this term loan was amended to include additional funding of $0.5 million for new equipment purchases in Costa Rica, $1.5 million paid down in 2005 to $0.85 million to fund additional development expenses for Chile and to increase the funding for the Philippines to $4 million and renegotiated the terms of the Philippine funding.. (Note 9e). As additional consideration for the Chile funding the lender received 1% of the Company's interest in each of the projects where the company placed a bid and as consideration for the refinancing and additional funding on the Philippines the lender received 5% of the authorized stock of the Poro Point Project.

During 2006 the term loan was amended to reflect the payoff of the Philippine funding of $4 million (note 9j), the payoff of the $1million Costa Rica funding with the funding of the Multicredit note and included additional funding for $350 thousand for the Guatemalan operations and $1.6 million additional development efforts. Additionally, the security of the Company's 50% interest in Panama was removed and the default interest rate was increased from sixteen to eighteen percent.

c) 5% and 9% term loans:

During the year ended December 31, 2005, the Company entered into an agreement with three banks, Multi Credit Bank of Panama, Banco Bilbao Vizcaya Panama (BBVA Panama) and Banco Bilbao Vizcaya Chile (BBVA Chile) whereby the banks would supply the security for the issuance of the performance bonds as security for the bids placed on six projects in Chile. The total amount of the funding was $8.3 million, which was used to purchase term deposits and other marketable securities to be held at the bank for security against performance bonds issued for the bids on the Chile projects. This agreement was secured by a pledge of the Company's dividend paid by its subsidiary International Thunderbird Gaming (Panama) Corporation and the Company's shares in the Chilean subsidiaries. As of December 31, 2006 the proportional amount of the term deposits and marketable securities were eliminated as the performance bonds were cancelled.

d) 16% term loans:

During the year ended December 31, 2004, the Company's Costa Rica operation raised $4.3 million and an additional $0.4 million during the year ended December 31, 2005 to fund the new casino project in San Jose. The $4.7 million was raised as a debt instrument bearing interest at 16% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 20% equity interest in the Fiesta Garden Court casino and is secured by the shares of the corresponding entity. One million dollars of the $4.3 million was provided under the Company's $6.9 million agreement (Note 9b). As of September 30, 2006 this loan was paid off with the financing received in the Costa Rican operation from Multicredit Bank.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

e) 14% term loans:

During the year ended December 31, 2004, the Company raised $5.2 million and an additional $2.3 million in 2005 to fund the casino and hotel project in Manila, the Philippines. The $7.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting, equity interest in the operations in Manila and is secured by the shares of the corresponding entity. In August of 2005 $4 million of this funding was refinanced whereby the interest only payments were extended through August 31, 2006 followed by 36 months of principal and interest payments. In June 2006 the $4 million of this funding was refinanced extending the interest only payments through June 30, 2007 followed by 48 months of principal and interest payments.

f) 12% note payable:

During the year ended December 31, 2005, the Company's Chilean operation raised $1.2 million to fund additional development costs and deposits to move forward through the bid process in Chile. The $1.2 million was raised as a debt instrument bearing interest at 12% per annum principal and interest due within 120 days of winning casino licenses for the Chile projects. If the Company did not win any Casino licenses then the loan will be paid directly by the Company bearing interest at 8% per annum over 84 months. The debt instrument allowed for a 7% equity interest of the Company's and partners share of the Chilean operation. As the Company was unsuccessful in its quest to win a casino license in Chile the note was converted according to the terms and the accrued interest was added to the principal portion of the note.

g) 14% note payable:

During the year ended December 31, 2005, the Company's Costa Rican operation raised $1.4 million to fund the development of a casino project known as Heredia. The $1.4 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

h) 14% note payable:

During the year ended December 31, 2006 and 2005, the Company's Costa Rican operation raised $1.8 million and $0.7 million, respectively, to fund the development of a new slot parlor project known as Operacion Banshai. The $2.5 million was raised as a debt instrument bearing interest at 14% per annum over 48 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new slot parlor operation and is secured by the shares of the corresponding entity.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

9. LOANS PAYABLE (cont'd...)

i) 14% note payable:

During the year ended December 31, 2006 and 2005, the Company's Philippine operation raised $0.4 million and $3.45 million, respectively to fund the development of a new casino project known as Poro Point. The $3.85 million was raised as a debt instrument bearing interest at 14% per annum over 54 months, with the first twelve months as interest only payments followed by 36 months of principal and interest payments. The remaining $1.0 million was raised as a debt instrument bearing interest at 14% per annum over 42 months, with the first six months as interest only payments followed by 36 months of principal and interest payments. The debt instrument allows for a 10% non-voting equity interest in the new casino and is secured by the shares of the corresponding entity.

During the year ended December 31, 2006, the Company raised $6 million to fund the Company's development efforts and to refinance the $4 million (Note 9b) in the Company's Philippine operation. The $6 million was raised as a debt instrument bearing interest at 14% per annum over 60 months with the first twelve months as interest only payments followed by 48 months of principal and interest. This note is secured by the Company's 50% interest in the Panama operations.

10. OTHER PAYABLES

	2006	2005
Support Consultants, Inc.	$ -	$ 7
Former directors and former associated companies	210	265
Due to related parties	650	705
Severance and other	1,746	1,347
	$ 2,606	$ 2,324
Current portion of other payables	(63)	(67)
	$ 2,543	$ 2,257

Support Consultants, Inc.

On July 1, 2002, the Company entered into an agreement with Support Consultants, Inc. ("SCI") pursuant to which the Company, as a result of settlements with various California Native Tribes, agreed to pay SCI an additional $263,000 recorded as a reduction of amounts recovered from the Tribes. The Company also agreed to combine all amounts owing to and from SCI resulting in a net payable of $214,000 of which $214,000 has been paid to December 31, 2006. The remaining amount is repayable on a pro-rata basis from the amounts received from Hopland.

Former directors and associated companies

Effective December 31, 2002, the Company renegotiated the terms on accrued liabilities of $468,000, owed to former officers and an associated company. The repayment terms were extended to installments of $5,000 per month from January 1, 2003 to June 1, 2004, then $6,500 per month from July 1, 2004 to June 1, 2005 and then $5,000 per month to June 1, 2010.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL

Holders of common shares are entitled to one vote for each share held. There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company's common stock has no par value.

	Number of Shares		Amount		Contributed Surplus
Authorized					
100,000,000 common shares without par value					
Issued					
Balance as at December 31, 2004	24,511,687	$	21,288	$	242
Exercise of options	168,830		20		-
Issued	184,111		159		-
Compensation expense	-		-		46
Balance as at December 31, 2005	24,864,628		21,467		288
Exercise of options	329,500				93
Issued	-				
Compensation expense	-				144
Balance as at December 31, 2006	25,194,128	$	21,467	$	525

Warrants

	2006			2005		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15
Cancelled						
Issued	-		-	-		-
Outstanding, end of year	2,345,000	CDN$	0.15	2,345,000	CDN$	0.15

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd ...)

Options

The Company, through its Board of Directors and shareholders, adopted two Stock Option Plans the first on July 1, 1997 and the second on June 25, 2005. Both plans will continue separate and apart from one another. The Company has granted a number of stock options and entered into various agreements for which up to 4,520,000 shares are available for purchase pursuant to options granted under these plans. All of the stock options issued under these plans are nontransferable and terminate on the earlier of the expiry date or 30 days after the grantee ceases to be employed by the Company.

	Number of Shares	Weighted Average Exercise Price (CDN $)
Balance as at December 31, 2004	3,109,376	0.42
Granted	1,653,749	0.78
Exercised	(168,830)	0.13
Cancelled	(1,107,500)	0.95
Balance as at December 31, 2005	3,486,795	0.44
Granted	75,000	0.85
Exercised	(329,500)	0.31
Expired	(112,500)	0.74
Balance as at December 31, 2006	3,119,795	$ 0.45
Number of options currently exercisable	2,539,795	$ 0.36

The following table summarizes information about the stock options outstanding at December 31, 2006:

Range of Exercise prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price (CDN $)
$0.09 - $0.40 (CDN$)	1,682,046	1.52 years	$ 0.21
$0.41 - $0.69 (CDN$)	459,000	2.10 years	0.48
$0.70 - $1.19 (CDN$)	953,749	4.68 years	0.82
$1.20 - $1.70 (CDN$)	25,000	3.32 years	1.62
	3,119,795	2.58 years	0.45

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

11. SHARE CAPITAL (cont'd...)

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations and deficit using the fair value based method of accounting for all options issued on or after January 1, 2003. During the current year, the Company granted 50,000 stock options that vested when they were issued with a fair value of $24,000, which is included in general and administrative expense.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2006	2005
Risk-free interest rate	5.0%	4.0%
Expected life of options	5 years	5 years
Annualized volatility	70%	70%
Dividend rate	0%	0%

12. EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	2006	2005
Weighted average shares used in computation of basic earnings per share	25,055	24,673
Effect of diluted securities		
Stock options and warrants	3,411	3,461
Weighted average shares used in computation of diluted earnings per share	28,466	28,134
Net income for the year	$ (1,456)	$ (2,177)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005
Computed "expected" tax expense at statutory rates	$ 291	$ (135)
Increase (reduction) in income taxes resulting from:		
Lower effective income tax rate on income of foreign subsidiaries	(225)	(524)
Benefit of losses not reflected in accounts	2,243	2,441
	$ 2,309	$ 1,782

a) Future tax assets and liabilities:

The tax effects of temporary differences that give rise to significant future tax assets and future tax liabilities are as follows:

	2006	2005
Future income tax assets:		
Non-capital loss carry forwards	$ 14,999	$ 14,544
Property and equipment – unamortized tax cost in excess of net book value	567	680
Total future tax assets	15,566	15,224
Valuation allowance	(15,566)	(15,224)
Future income tax assets, net of allowance	-	-
Future income tax liabilities:		
Property and equipment - net book value in excess of unamortized capital cost	459	356
Other assets - net book value in excess of unamortized tax cost	300	324
Withholding tax on repatriation of retained earnings from foreign subsidiaries	142	125
Total future tax liabilities	901	805
Net future income tax liability	$ 901	$ 805

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

13. INCOME TAXES (Cont'd)

b) Potential future tax benefits

At December 31, 2006, the Company has Canadian non-capital loss carry forwards of approximately $8.3 million and United States' operating losses of approximately $20 million. The Canadian non-capital loss carry forwards and United States' operating losses expire at various dates prior to 2014 and 2024, respectively. The potential income tax benefits related to the Canadian loss carry forwards and the United States' operating losses have not been reflected in the accounts.

14. RELATED PARTY TRANSACTIONS

Included in accounts receivable is $2,292,000 (2005 - $2,564,000) due from Thunderbird Panama. Also included in accounts receivable is $431,000 (2005 - $496,000) due from Thunderbird de Costa Rica S.A. These amounts represent the balances due in excess of the Company's proportionate share of the net assets included on consolidation.

Included in accounts receivable is $521,000 (2005 - $310,000) receivable from officers of the Company. The receivable amounts are unsecured, non-interest bearing and due on demand. Included in accounts payable is $523,000 (2005 - $312,000) of bonuses payable to the officers, which will be offset against the receivable balance. The balance of the receivable will be satisfied by the application of future bonus payments to the employee.

Included in loans payable is $1,452,000 (2005 - $1,696,000) due to related parties.

Included in amounts receivable are share purchase loans totaling $36,000 (2005 - $36,000) due from certain management and officers of the Company. The amounts are secured by non-interest bearing notes and shares of the Company.

The transactions described above are in the ordinary course of business and are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided.

15. COMMITMENTS AND CONTINGENCIES

a) As at December 31, 2006, minimum operating lease payments of the Company and the Company's share of minimum operating lease payments of joint ventures were as follows:

2006	$	3,754
2007		3,889
2008		2,310
2009		2,161
2010		2,179
Thereafter		16,782
	$	31,075

In addition to the above, Thunderbird Panama is committed to pay minimum annual rentals for two of the casinos equal to 9% of the net win less the income participation payable to the Government of the Republic of Panama. Rent expense for the year ended December 31, 2006 was $3,831,000 (2005 - $3,197,000).

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd.)

b) Thunderbird Panama is committed to pay the Government of the Republic of Panama an annual minimum income participation equal to $4,216,000 in the first year, which increases by 2% per year, or 10% of Thunderbird Panama's gross income, whichever is higher. This commitment commenced in August 1998, on the opening of the first casino in the Republic of Panama, and related payments commenced shortly thereafter. Amounts paid under the agreement by Thunderbird Panama were $4,595,000 in 2006 (2005 - $4,716,000).

c) Thunderbird Panama is committed to pay a 2% profit interest, defined as gross revenue less operating expenses, in the Panamanian operations to a third party. The Company is committed to pay to a third party $6,700 (2004 - $6,700) each month while operations continue in the Republic of Panama commencing July 1999, for a maximum of 10 years. During the year ended December 31, 2004, the Company prepaid half of the remaining balance of this obligation at a discounted rate and is amortizing the payment over the remaining life of the original maximum of 10 years.

d) The Company has opened both of its Philippine casinos under the Philippine Gaming authority's (PAGCOR) charter. Under this charter PAGCOR is granted an exemption from tax, income or otherwise, as well as exemption from any form of charges, fees, or levies, except a 5% franchise tax on the gross revenue or earnings derived by PAGCOR on its casino operations. The Company, upon the advice rendered by PAGCOR, is of the opinion that the tax benefits granted to PAGCOR under its charter inures to the benefit of, and extend to corporations, associations, agencies, or individuals with whom PAGCOR has any contractual arrangement in connection with the operation of the casinos. This taxation status of the Company's Philippine operations have come under scrutiny from the local and national Philippine tax authorities due to the recent passing of two laws that challenge the tax incentives offered to PACGOR and its Franchisees. Republic Act No. 9337 (RA 9337) Section 27(c) removed PAGCOR from the list of government-owned and controlled entities subject to tax exemptions. Additionally, the Philippine Bureau of Internal Revenue (BIR) has consistently taken the position that effective January 1, 2006, under Section 102 for RA 7716 (now section 108 of NIRC of 1997), PAGCOR ceased to qualify for payment of franchise tax in lieu of all other taxes. The BIR ruled that legislative franchises grantees, except only 'electric, gas and water utilities' have been expressly subjected to the 10% VAT pursuant to this Section 102. Based on the BIR ruling and RA 7716, the Company, as a franchisee of PAGCOR, may be subject to payment of VAT, at its Rizal location, as the Poro Point location is in a special economic zone, clearly exempt from VAT. The Company has taken the position that the tax issue is being currently contested by PAGCOR and until the issue is settled or becomes law by way of ruling of the Supreme Court, no accrual for the VAT or any other tax will be made by the Company. The estimated VAT liability arising from the Rizal casino's 2006 activity is approximately US$650,000. The Company's position on RA 9337 and the BIR ruling is based on the following:

a. PACGOR's legal position is fully stated in a Petition filed in the Supreme Court in March 2007 wherein PAGCOR is requesting that the Supreme Court rule that PAGCOR is exempt from the payment of all local taxes (" ... it being adopted that Eastbay is a contractee of PAGCOR:" and exempt as well). In the Pettition of March 2007 PAGCOR referred to various precedent including the position taken by the Philippine Department of Justice when it promulgated a resolution in PACCOR vs. The Bureau of Internal Revenue declaring that PAGCOR is exempt from the payment of all taxes, save for the franchise tax as provided under section 13 of PD 1869, as amended. (OSJ Case No 2004-1 promulgated on December 22, 2006). In addition PAGCOR is relying on the recent Supreme Court ruling on The Commissioner of Internal Revenue v Acesite Hotel Corporation (Acesite Case).

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd.)

In the Acesite case (regarding payment of VAT by contractors of PAGCOR), dated February 16, 2007, the SC anchored its decision on Section 13 (2) of the PAGCOR Charter which states that "no tax of any kind or form, income or otherwise, as well as fee, charges or levies of whatever nature, whether National or Local, shall be assessed and collected under this Franchise from the Corporation (PAGCOR); nor shall any form of tax or charge attach in any way to the earnings of the Corporation…" The SC interpreted this as a blanket exemption, which does not distinguish whether the taxes are direct or indirect. The SC also noted that by extending the exemption from indirect taxes, considering that such taxes would, by their nature, be otherwise or passed on by said entities or individuals to PAGCOR as the buyer, transferee, or lessee. Thus, not withstanding RA 7716, the SC still invoked PAGCOR's exemption under its Charter. This necessarily implies that PAGCOR's exemption under its Charter continued to remain in full force and effect notwithstanding the affectivity of RA 7716.

b. The Petition for Certiorari and Prohibition before the Supreme Court filed by PAGCOR in case No. C.R.
172087 dated April 17, 2006. This Petition is supported by the highest level legal department that being the Office of the Solicitor General, who filed a "Manifestation in Lieu of Comment" dated April 25, 2006. PAGCOR's position that its government corporate body is exempt from all taxes (except the 5% franchise tax), including VAT and income tax, is clearly set forth in this Petition. The Petition and the Manifestation seek to declare Republic Act No. 9337 "NULL AND VOID" as it relates to the tax exemption enjoyed by PAGCOR under section 13(2) of the PAGCOR Charter.

c. No output VAT has been paid by PAGCOR since January 1, 1996 nor has there been any payment of
income tax for the period November 1, 2005 to December 31, 2005.

e) The Company's casino in Poro Point, Philippines is required by the lease agreement with the Base Conversion Development Authority (BCDA), Poro Point Management Corporation (PPMC), and the Memorandum of Agreement with PAGCOR to complete a PHP 5.2 billion, US$100 million, investment in phases which are as follows:

Phase	Required Completion Date		Investment Amount	Expected Timing of Cash Outflows					
					2005 and 2006		2007		2008 and After
1	2006	PHP	162,300,000	PHP	162,300,000	PHP	-	PHP	-
2	2008		216,400,000		80,000,000		26,400,000		110,000,000
3	To be determined		193,300,000						193,300,000
4	To be determined		1,928,000,000						1,928,000,000
5	To be determined		2,700,000,000						2,700,000,000
		PHP	5,200,000,000	PHP	242,300,000	PHP	26,400,000	PHP	4,931,300,000

Start of work on Phases 3, 4 and 5 depends on the completion of phases preceding them. Phases 3, 4 and 5 are required to be completed within 36 months, 60 months and 120 months, respectively, from the date of signing of the renewal/extended Grant of Authority from PAGCOR to the Company, or until the expiration of the new/extended franchise, whichever comes first.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd.)

The Company's agreements with PAGCOR and PPMC/BCDA requires the Company to make deposits amounting to PHP 5.2 billion (US$100 million) with local bank acceptable to PAGCOR and PPMC/BCDA. The investment will be funded entirely from sources external to the Philippines. The Company is authorized to draw from such deposit for the construction costs and other fees for the development of the investment commitment. The investment amount shall be exhausted for each phase of the project.

f) The Company's casino in Rizal, Philippines is required by the addendum to the MOA with PAGOR dated January 18, 2006 to complete a PHP 2.5 billion US$50 million, investment in phases which are as follows:

Phase	Required Completion Date	Investment Amount	Expected Timing of Cash Outflows: 2005 and 2006	2007	2008 and After
1	January 18, 2009	PHP 1,505,000,000	PHP 448,933,333	PHP 524,066,666	PHP 532,000,001
2	See note below	1,015,000,000	-	-	1,015,000,000
		PHP 2,520,000,000	PHP 448,933,333	PHP 524,066,666	PHP 1,547,000,001

The Company committed to complete Phase 1 within a period of 36 months from signing the Addendum to MOA. The fulfillment of the tasks for the years 2008 and thereafter that fall beyond July 11, 2008, which is the expiration of the present franchise of PAGCOR, are contingent on all of the following circumstances that:

a. PAGCOR is given a new franchise or its present franchise is extended beyond July 11, 2008.
b. The authority of PAGCOR to grant license to operate a private casino within the special economic zones falls within the scope of the new franchise or the extended franchise, whichever is applicable; and,
c. PAGCOR grants unto the Company and TRI extension of the authority to operate the Fiesta Hotel and Casino in Rizal.

As of December 31, 2006, the Company had already spent PHP 561.9 million for the phase one of the commitment.

e) Thunderbird Gaming Inc. ("TGI"), a wholly-owned subsidiary of the Company that has been inactive since 1996, received notification of a reassessment from the Canada Revenue Agency ("CRA") with respect to a transfer of assets in 1996 in relation to the California Indian gaming business previously operated by TGI. Specifically, this reassessment stems from a transfer of assets which CRA contends was under valued. The reassessment is in the amount of CDN$380,000.

To date, TGI has submitted applications to CRA utilizing its net operating loss ("NOL") in a manner that reduced the actual tax liability to zero and is taking the position that the valuation of assets was accurate in order to preserve its NOL. By taking this position, TGI believes it avoids the imposition of interest on tax, which is the subject of the reassessment. Further, TGI has filed a fairness application with the appropriate Canadian taxing authority requesting a complete abatement of the alleged interest imposed on the alleged tax liability. In this filing, management alleges that TGI received unconscionable and egregious treatment from CRA in addition to experiencing excessive delays in the reassessment process. TGI has also recently filed an appeal of CRA's assessment with the tax courts in Canada in which TGI will attempt to establish that the underlying tax liability should never have been assessed. The fairness application and appeal to the tax courts in Canada are pending.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd.)

Although the Company believes CRA's case is without merit, the liability is contained within an insolvent subsidiary and consequently the Company agreed that the TGI company is responsible for the liability to avoid any further costs to challenge the reassessment. The Company does not expect that CRA will collect the judgment as TGI is insolvent and therefore there is no accrual in these consolidated financial statements related to this reassessment.

f) The Company's 1999, 2001, and 2002, are under audit by Canada Revenue Agency ("CRA"). On January 26, 2006, the Company received notification of a proposed reassessment from the CRA with respect to its reported income on its 1999, 2001, and 2002 Tax returns. The basis for the proposed re-assessment is twofold: (1) the receipt and payment of management fees the company charged to its subsidiary operations and (2) the alleged failure to report settlement proceeds from California Indian gaming business. To date, the Company has submitted a vigorous challenge to the re-assessment. In any event, if the Company is not successful in its challenge, the entire re-assessed tax will be offset by the Company's net operating loss ("NOL") in a manner that will reduce the actual tax liability to zero. CRA is also assessing a tax penalty alleging the company failed to report the Indian settlement proceeds as taxable income and that a tax penalty is not reduced or eliminated by the NOL the Company is contending that the penalty is without basis in fact and in law. The Company's subsidiary operation Thunderbird Greeley Inc. properly reported the Indian Settlement proceeds. In October of 2006 the Company received an assessment of approximately $880,000 for a tax penalty (including interest). The Company is filing a notice of appeal and is vigorously opposing the assessment of the tax penalty taking the position that the income was property reported in the United States Tax returns upon the advice of its tax preparer.

g) International Thunderbird Gaming Corporation vs. Government of Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a claim against the government of Mexico pursuant to the North American Free Trade Agreement (NAFTA). A ruling on this matter was made on January 26, 2006. Two of the three NAFTA tribunal arbitrators rejected the Company's claims for damages sought as a result of the closure of its skill game facilities by Secretaria De Gobernacion. The Tribunal awarded Mexico with approximately $1,250,000 in costs and attorney fees as a "prevailing party". It did so in spite of the dissenting arbitrator's acknowledgement that such an award would be unprecedented. The NAFTA tribunal ruled that Mexico did not violate NAFTA in shutting down the Company's skill game and entertainment facilities. The decision made by the NAFTA tribunal is inconsistent with the 'reality' that there is a proliferation in the establishment of 'skill game' operations throughout Mexico. The same government that closed the Thunderbird operations has given permits for hundreds of new locations with the exact type of machines. On April 24, 2006, the Company filed a Motion to Vacate the Arbitrators' decision with the U.S. Federal District Court in Washington D.C.. The basis of the motion is that the arbitrator's decision is manifestly unjust and in total disregard of the law. On February 14, 2007 the U.S. Federal District Court agreed with the NAFTA tribunal; however, the Company has filed an appeal to a higher court.

h) Brannon vs. International Thunderbird Gaming Corporation and Entertainmens De Mexico S.A. This lawsuit was filed in relation to the Company's investment in the skill game operations in Mexico. Brannon claims that the Company owes him $350,000 including interest stemming from his transfer of all interest he had in the entity, Entertainmens de Mexico. The Company vigorously defended the action and also filed a cross claim against Brannon claiming fraud and misrepresentation of Brannon's assertion that the Company could take over the business and operate the skill game facility. The parties negotiated a standstill agreement in which the case will be delayed until after the NAFTA trial is concluded. On September 12th, 2006 the Superior Court of San Diego ruled in favor of Brannon, awarding a total of $546,000, which includes interest and attorney's fees. The Company filed an appeal to the California Court of Appeals on the basis that the trial judge's ruling was egregiously in error.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (cont'd..)

i) Pardini & Asociados v. International Thunderbird Gaming Corporation: This lawsuit was filed in the latter part of 2004. Pardini is a law firm in Panama City Panama claiming that the company owes it fees for assisting in the Panama casino bid back in 1998. The company deems this matter completely frivolous and intends a vigorous defense. The Company entered into an agreement with attorney Juan Raul Delaguardia who has agreed to indemnify and hold the company free and harmless from any all liability which may be imposed by court.

j) The Company was engaged in a "legal challenge" in its quest to be included as a bidder in the Chile Bid Process. On April 5, 2006, the Santiago Court of Appeals unanimously ruled (3-0) in favor of Thunderbird's petitions against the Chilean Gaming Commission's resolutions that had excluded Thunderbird from the current casino bid process. The Court found that the Gaming Commission's resolutions were arbitrary and illegal. The Commission appealed the decision to the Supreme Court. The Supreme Court ruled against the Company and no further legal challenges are now pending. The Company's Chilean subsidiaries are engaged in litigation in Chile with respect to potential collection of damages incurred by the Company but the Company is not expecting any material impact to its financials as a result of these proceedings.

k) As at December 31, 2006, principal payments required under the terms of the loan agreements and their liabilities in each of the next five years are as follows:

Year ending December 31:	
2007	$ 10,997
2008	13,059
2009	11,928
2010	6,658
2011	2,072
Thereafter	2,124
Less: Debt Issuance Costs	(585)
	$ 46,253

16. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate their fair value because of the short-term maturities of these items. The carrying amount of the restricted cash approximates fair value because of the high liquidity of the item. Certain of the Company's amounts receivable, loans payable and other payables do not bear any interest, bear fixed rates of interest or are due to related parties and accordingly, the fair value of these financial instruments cannot be determined.

Credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company has limited concentrations of credit risk with respect to accounts receivable since 70% of its accounts receivable is due from its joint ventures and officers. At December 31, 2006, the Company has accounts receivable of $2.7 million (2005 – $3 million) due from its joint ventures in Panama and Costa Rica. The Company mitigates credit risk through standard credit and reference checks, but generally does not require collateral to support accounts receivable.

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

16. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Cont'd .)

Currency risk:

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

17. INVESTMENT IN JOINT VENTURES

Amounts included in these financial statements related to the Company's interest in joint ventures are as follows:

	2006	2005
Current assets	$ 1,781	$ 2,667
Current liabilities	9,996	9,299
Long-term liabilities	10,571	7,114
Revenue	33,514	26,907
Expenses	31,618	25,338
Net income before taxes	1,896	1,569
Cash flows from operating activities	5,907	3,618
Cash flows from financing activities	1,878	4,565
Cash flows from investing activities	(7,408)	(9,204)

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

18. SEGMENTED INFORMATION

Management has organized the enterprise based on geographic areas of operations. Based on this organization, the Company has the following reportable segments. The accounting policies of the segments are the same as those described in Note 2 of the financial statements.

2006	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 24,233	$ 4,742	$ 9,281	$ 13,402	$ 20,20	$ 242	$ 72,10
Depreciation and Amortization	2,313	237	578	430	1,80	93	5,46
Income tax expense	585	195	279	467		782	2,30
Net income (loss) from continuing operations	1,460	232	(222	499	(78	(2,639)	(1,456
Segment assets	16,733	3,517	8,335	8,882	31,04	(778)	67,73

2005	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Corporate And Other	Total
External revenue	$ 20,768	$ 4,966	$ 5,80	$ 10,833	$ 4,550	$ 513	$ 47,43
Depreciation and Amortization	1,710	160	322	254	709	76	3,23
Income tax expense	565	263	15	375		429	1,78
Net income (loss) from continuing operations	1,240	1,207	29	436	(4,072	(1,286)	(2,17
Segment assets	15,010	1,226	5,03	4,646	10,857	19,333	56,11

Geographic information as at December 31, 2006:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 24,233	$ 4,742	$ 9,281	$ 13,402	$ 20,204	$ 242	$ 72,104
Property and equipment	12,208	2,893	6,895	6,730	14,272	938	43,936

Geographic information as at December 31, 2005:

	Panama	Guatemala	Costa Rica	Nicaragua	Philippines	Other	Total
Revenue	$ 20,768	$ 4,966	$ 5,806	$ 10,833	$ 4,550	$ 513	$ 47,436
Property and equipment	10,619	752	4,196	3,285	8,586	1,279	28,717

(Expressed in United States dollars)
(Tabular amounts expressed in thousands of dollars except per share amounts)

19. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2006:

a) On February 15, 2007, the Municipality of Binangonan, Rizal filed a civil case against the Company for collection of local taxes with an application for a temporary restraining order (TRO) and preliminary injunction seeking closure of the Company's casino operations located in Manila. On February 23, 2007, the Regional Trial Court (RTC) of Binangonan, Rizal issued a TRO forcing the Company to close its casino operations for up to twenty days while the Court evaluates the merits of the case. The Company's casino operations closed on February 25, 2007. On March 7, 2007, the Company reopened its casino operations after the TRO was lifted by the RTC upon payment by the Company of assessed deficiency taxes of $145,000. The lawsuit filed by the Municipality of Binangonan was dismissed in March 2007. The Company is working with PAGCOR and the Municipality to return these funds pending the resolution of PAGCOR's tax status as outlined in Note 15d above.

b) The Company's video lottery operation at the Camino Real property in Guatemala, which opened nine years ago, is currently engaged in negotiations with the Camino Real Hotel in Guatemala City and has closed the operation pending the results of the discussions. For economic reasons, the Company has entered into a management contract for a location a few blocks away at the Intercontinental Hotel in Guatemala City. The opening took place on February 26, 2007 with 150 video gaming machines. The management contract structure has lowered the license fees and is expected to result in increased profits as new operations stabilize.

CORPORATE OFFICE

12155 Dearborn Place
Poway, California 92064 USA
Tel: (858) 668-1808
Fax: (858) 668-1722

THUNDERBIRD PANAMA
Calle Alberto Navarro, El Cangrejo
Apartado 0823-00514 Zona 7
Panama City, Panama
Tel: (507) 223-1234
Fax: (507) 223-0864

THUNDERBIRD GUATEMALA
14 Calle 3-51 Zona, Edificio Murano Center
Nival 6 Oficina 603
Guatemala City, Guatemala
Tel: (502) 2366-6097
Fax: (502) 2366-6074

THUNDERBIRD DE COSTA RICA
100 Meters W. and 400 Meters No. of ICE
Sabana
P.O. Box 440-1100
San Jose, Costa Rica
Tel: (506) 220-1079
Fax: (506) 290-7261

BUENA ESPERANZA LIMITADA, S.A.
Oficina Casino Pharaohs
Carretera a Masaya km 4 1/2
Managua, Nicaragua
Tel: (505) 886-0261
Fax: (505) 270-1324

EASTBAY RESORTS, INC.
18th Fl. Salcedo Towers
169 H.V. dela Costa St., Salcedo Village
Makati City, Philippines 1227
Tel: (632) 687-0899
Fax: (632) 889-3333

AUDITORS
Oliva, Sahmel & Goddard
4510 Executive Dr., #113
San Diego, CA 92121
USA

DIRECTORS
Jack R. Mitchell, Panama City, Panama
Albert W. Atallah, San Diego, California
Jean Duval, Montreal, Canada
Salomon Guggenheim, Zurich, Switzerland

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
Michael G. Fox, CFO and Corp. Secretary
Albert W. Atallah, General Counsel and VP

TRANSFER AGENT
Pacific Corporate Trust
510 Burrard St., 3rd Fl.
Vancouver, BC V6C 3B9, Canada

REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON
Icaza, Gonzales-Ruiz & Aleman (BVI) Trust Limited
Vanterpool Plaza, Second Floor
Road Town, Tortola
British Virgin Islands

CAPITALIZATION
Common shares issued: 25,204,128
(as of May 14, 2007)

SHARES LISTED
Canadian Network Quotation System
Common Stock Symbol: BIRD.U
Frankfurt Stock Exchange
Common Stock Symbol: OSJ

WEBSITE
www.thunderbirdresorts.com

END